THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a – 16 or 15 d – 16 of the
Securities and Exchange Act of 1934

For the month of July, 2002

SANTA ISABEL INC.
(Translation of registrant's name into English)

AVENIDA APOQUINDO 3600, 7th FLOOR
SANTIAGO, CHILE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or For 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b): 82-________________________

This report consists of an English free translation of a Material Event *(Hecho Esencial)*, as filed with the Chilean Superintendency of Securities and Insurance (SVS) on July 5, 2002.

Santiago, July 5, 2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurances
Present

Ref.: Communicate Material Event

Dear Sir,

In accordance with the Chilean SVS requirements (Normative of General Character N°30, section 2 letters B and C), the following significant event have occurred recently:

On July 4, 2002 and during the Santa Isabel S.A. Board Meeting, the following Directors resigned their positions:

- Juan José López-Estévez, President of the Board
- Juan Peirano Basso, Director
- José Peirano Basso, Substitue Director
- Dante Peirano Basso, Substitute Director

The Board of Directors accepted their resignations and named the following individuals as Directors as of the same date:

- Fernando Cisternas Bravo
- José Sánchez Fiaño

Additionally Mr. Jorge Guerrero Serrano was named President of the Board, in replacement of Juan José López-Estévez.

After said resignations of certain Board Members, the current Board Members haven given me the power as General Manager to sign and send Material Event Communications.

Sincerely,

/s/ ALVARO G. FRANCES
Alvaro Francés
General Manager
Santa Isabel S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA ISABEL S.A.

By /s/ ALVARO G. FRANCES
Alvaro G. Frances
Chief Executive Officer